   As filed with the Securities and Exchange Commission on January 30, 1995.

                                                       Registration No. 33-57263

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                               AMENDMENT NO. 1
                                      TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                     SENSORMATIC ELECTRONICS CORPORATION
            (Exact name of registrant as specified in its charter)

         DELAWARE                                               34-1024665
(State or other jurisdiction                                  (I.R.S. Employer
    of incorporation or                                      Identification No.)
       organization)

                          -------------------------

                             500 N.W. 12TH AVENUE
                        DEERFIELD BEACH, FLORIDA 33442
                                (305) 420-2000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          -------------------------

                              MICHAEL E. PARDUE
                           EXECUTIVE VICE PRESIDENT
                     Sensormatic Electronics Corporation
             500 N.W. 12th Avenue, Deerfield Beach, Florida 33442
                                (305) 420-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copy to:

                            JEROME M. LEWINE, ESQ.
                               Christy & Viener
                               620 Fifth Avenue
                           New York, New York 10020

                          -------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                          -------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.   /x/

                       CALCULATION OF REGISTRATION FEE



=========================================================================================================
                                   Amount          Proposed Maximum     Proposed Maximum      Amount of
   Title of Shares to Be            to Be           Offering Price         Aggregate        Registration
         Registered              Registered          per Share(1)      Offering Price(1)       Fee(1)
- ---------------------------------------------------------------------------------------------------------
 Common Stock ( $.01 par
 value)                            450,000             $34.0625           $15,328,125          $5,286
=========================================================================================================


(1) Estimated solely for purposes of calculating the registration fee on the basis of the average of the high and low reported sales prices of the Common Stock on January 11, 1995 on the New York Stock Exchange, in accordance with Rule 457(c) under the Securities Act of 1933.


    THE REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED.

PROSPECTUS



SENSORMATIC ELECTRONICS CORPORATION



                        450,000 SHARES OF COMMON STOCK




             This Prospectus relates to up to 450,000 shares (the "Shares") of the Common Stock of Sensormatic Electronics Corporation (the "Company" or "Sensormatic") which have been issued or may be issued to certain of the former stockholders (the "Selling Stockholders") of Glen Industrial Communications, Inc. ("GIC") pursuant to the Company's agreement with GIC and the Selling Stockholders to acquire all of the stock of GIC. The Shares are to be sold from time to time by the Selling Stockholders on the New York Stock Exchange, Inc. (the "NYSE") or otherwise at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable. See "The Selling Stockholders" and "Plan of Distribution".



             The Shares have been approved for listing on the NYSE, subject to notice of issuance. Sensormatic's Common Stock trades on the NYSE under the trading symbol SRM. The last reported sale price of the Company's Common Stock on the NYSE on January 27, 1995 was $28 1/2.


             The Shares are being offered for the account of the Selling Stockholders and the Company will receive no part of the proceeds of this Offering. See "Use of Proceeds" and "The Selling Stockholders".


                             ____________________


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                 THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ____________________


                The date of this Prospectus is January 30, 1995

             NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION


             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



             The following documents heretofore filed with the Commission by the Company (File Number 1-10739) pursuant to the Exchange Act are incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, its Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, its Current Report on Form 8-K filed on August 25, 1994, as amended by Amendment No. 1 on Form 8-K/A filed on September 20, 1994, and its Current Report on Form 8-K filed on January 11, 1995, as amended by Amendment No. 1 on Form 8-K/A filed on January 27, 1995. The description of the Company's Common Stock set forth in the Company's amended Registration Statement on Form 8-A, dated May 14, 1991, filed under the Exchange Act, including any subsequent amendment or report filed for the purpose of updating such description, is also incorporated herein by reference.


             All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the respective dates of the filing of such documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             This Prospectus incorporates certain documents by reference which are not presented herein or delivered herewith. Copies of such documents (other than exhibits not specifically incorporated by reference into the text of such documents) are available, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of such person, to Walter A. Engdahl, Secretary, Sensormatic Electronics Corporation, 500 N.W. 12th Avenue, Deerfield Beach, Florida 33442 (telephone (305) 420-2000).

                                  THE COMPANY


                 The Company is a fully integrated supplier of electronic security systems to retail and non-retail markets worldwide. The Company designs, manufactures, markets and services electronic article surveillance ("EAS") and electronic asset protection ("EAP") systems (including the reusable tags and disposable labels used with such systems), closed circuit television ("CCTV") systems (including microprocessor-controlled CCTV systems and exception monitoring systems), and access control systems. These loss prevention systems are principally used to deter shoplifting, or internal or other theft, in a wide variety of soft and hard goods retail stores and non-retail environments such as commercial and industrial facilities, as well as for other security applications. The Company's multiple product lines, which have been developed for specific targeted loss prevention applications, make use of the broad base of technology it has developed or acquired.

                 The Company's initial EAS systems were designed for use by department and specialty store retailers to protect soft goods (apparel merchandise). As a result of its sales and marketing expertise and the technological advantages of its products, the Company gained and has maintained the position of world leader in supplying EAS products for soft goods retailers. For nearly the past decade the Company has implemented a strategy of product, customer and geographic market diversification to substantially increase its growth potential. Through the combination of substantial expenditures in research, development and engineering activities and selected strategic acquisitions, the Company now offers, to both retailers and non-retail users, a broad array of products based on a number of distinct EAS technologies, as well as CCTV, exception monitoring and access control systems.

                 The Company's newer EAS product lines have been developed and targeted for specific hard goods retail applications and the Company has become the leading supplier of EAS products to hard goods retailers. Hard goods retailers are estimated to be a substantially larger potential user group than soft goods retailers and have only begun to use EAS products significantly during the last few years. Further, hard goods retailers primarily use EAS disposable labels which are affixed to merchandise. Use of the hard goods EAS systems creates a continuing need on the part of retailers for additional disposable labels to be affixed to new merchandise resulting in a major source of recurring revenues for the Company.

                 The Company took a major step forward in its efforts to increase future recurring label revenues through its Universal Product Protection (UPP(SM)) program where EAS labels (or tags) are incorporated into or affixed to the merchandise to be protected during the process of manufacturing, packaging or distribution rather than at the retail store (also referred to as source labeling or source tagging).

                 CCTV products are used to protect against inventory shrinkage and other losses due to internal or employee theft in retail businesses, and are also used for the protection and monitoring of personnel and assets in office and manufacturing complexes, warehouses, gaming establishments (e.g., casinos) and numerous other non-retail facilities. Additionally, the Company's CamEra divisions in the United Kingdom, France and the United States market packaged, lower cost CCTV systems for retail and commercial businesses.


                 The Company has greatly expanded its efforts in recent years to market its products, particularly CCTV and access control products, to commercial, industrial and other non-retail customer groups. The growth of revenue from commercial, industrial and other non-retail customers results from the strategy of broadening the Company's customer base by adding new proprietary CCTV and access control products and the establishment of new distribution channels.


                 The Company is diversifying the geographic areas in which it markets its products by expanding into new geographic areas and increasing its presence in existing areas. The Company has greatly expanded its direct sales and service ("customer engineering") efforts in North America, Europe, and certain Asia Pacific and Latin America countries in recent years through acquisitions of other distribution organizations, including the merger with Knogo Corporation described below (see "Merger with Knogo Corporation" below under this heading), and of its own distributors in certain of such countries. The Company's international strategy also involves the use of distribution agreements with independent parties, with the Company maintaining a 51% ownership control. Currently the Company utilizes this concept in Brazil, Peru and Turkey and plans to expand it to China and certain countries in the Middle East, Latin America, Africa and eastern Europe.

                 The Company is a Delaware corporation organized in 1968 to succeed its predecessor, an Ohio corporation founded in 1966. The Company's principal executive offices are located at 500 N.W. 12th Avenue, Deerfield Beach, Florida 33442, and its telephone number is (305) 420-2000.

MERGER WITH KNOGO CORPORATION

                 On December 29, 1994, the Company consummated a merger with Knogo Corporation ("Knogo") pursuant to which the Company acquired all of Knogo's business interests outside the United States, Canada and Puerto Rico. Knogo's businesses in the United States, Canada and Puerto Rico were spun off to its shareholders immediately prior to the merger. Knogo was engaged primarily in the business of manufacturing, marketing and servicing EAS systems employing radio frequency and magnetic technologies, as well as marketing CCTV systems. The Knogo operations acquired by the Company posted total revenues of approximately $71 million for Knogo's fiscal year ended February 28, 1994.


                                USE OF PROCEEDS

                 The Company will receive no part of the proceeds from the sale of the Shares offered pursuant to this Prospectus. The Company's stock purchase agreement with GIC and the Selling Stockholders provides that the Company will issue additional Shares or make a cash payment to the Selling Stockholders to the extent that the valuation of the Shares issued to the Selling Stockholders at closing which are sold during the period of five NYSE trading days (subject to extension) beginning on the date of this Prospectus exceeds the net proceeds received by them from such sales. Any such additional shares issued by the Company would also be included in the Shares offered pursuant to this Prospectus. See "The Selling Stockholders".


                            THE SELLING STOCKHOLDERS

ACQUISITION OF GIC

                 On January 5, 1995, the Company consummated the acquisition of all of the outstanding shares of GIC for $13,500,000. GIC is in the business of reselling and installing access-control, CCTV and intrusion detection systems, and providing related security services, to commercial and industrial customers.


                 Pursuant to the stock purchase agreement, the purchase price of $13,500,000 was paid in the form of a note due February 28, 1995, payable in cash or in Sensormatic Common Stock. As of the date hereof, the note was paid with $10,000 in cash and 438,343 shares of Sensormatic Common Stock issued to the Selling Stockholders at a valuation of $30.775 per share, which was based on the average of the closing prices of the Sensormatic Common Stock on the NYSE for the five trading days ended January 26, 1995. The Shares so issued are sometimes referred to herein as the "Payment Date Shares". The Company has further agreed that in the event that the aggregate net proceeds (i.e., gross proceeds of sale less commissions and transaction expenses) from sales of the Payment Date Shares during the period of five NYSE trading days beginning on the date of this Prospectus (subject to extension by mutual agreement) are less than $30.775 multiplied by the number of shares sold, the Company will issue additional shares of Common Stock and/or make a cash payment sufficient to reimburse the Selling Stockholders for the difference. The number of any additional shares issued by Sensormatic to the Selling Stockholders will be based on the closing price of the Sensormatic Common Stock on the NYSE for the trading day preceding the date of issuance of such additional shares (or a day not more than two trading days prior thereto). Any such additional Shares would also be included in the Shares offered pursuant to this Prospectus in order to permit their resale by the Selling Stockholders. The Company has further agreed to reimburse the Selling Stockholders, in cash, for any additional shortfall in the event that the aggregate net proceeds from sales of such additional shares during a period of two trading days following their issuance are less than the amount per share at which they were valued upon issuance multiplied by the number of shares sold during such period.

SELLING STOCKHOLDERS


                 The Selling Stockholders, and the number of Payment Date Shares being sold for their account under this Prospectus (including in certain instances trusts of which such persons are the beneficiaries), include Glen Kruglak, 148,099 shares; Alan Kruglak, 148,099 shares; Martha Kruglak, 51,763 shares; and National Capital Holdings, Inc., 24,240 shares. Glen Kruglak is the President and Alan Kruglak a Vice President of GIC, and such individuals will also hold regional management positions with the Company. Also included in the Selling Stockholders are approximately 11 family members of the above-named persons, or trusts of which such persons are beneficiaries, which individuals and trusts are selling approximately 66,142 Payment Date Shares in the aggregate.


                              PLAN OF DISTRIBUTION

                 The Selling Stockholders expect to sell the Shares primarily through brokers' transactions over the NYSE at prices then attainable, less ordinary brokers' commissions and dealers' discounts, as applicable. The Selling Stockholders intend to resell all the Shares held by them as of the date of this Prospectus during the resale period referred to above under "The Selling Stockholders--Acquisition of GIC", and have opened a brokerage account at Wertheim Schroder & Co. Incorporated for this purpose.

                 The Selling Stockholders and any broker or dealer to or through whom any of the Shares are sold ("Brokers") may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Act"), with respect to the Shares offered hereby, and any profits realized by the Selling Stockholder or the Brokers may be deemed to be underwriting commissions. Brokers' commissions and dealers' discounts, taxes and other selling expenses with respect to the Shares are not expected to exceed normal selling expenses for sales over the NYSE or otherwise, as the case may be. In the event that the Company is required to issue additional Sensormatic Common Stock or make cash payments to reimburse the Selling Stockholders for any shortfall in net proceeds pursuant to the stock purchase agreement (see "The Selling Stockholders--Acquisition of GIC"), the Company may be deemed to have borne some or all of such selling expenses. Pursuant to the stock purchase agreement, the Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Act.

                 The registration of the Shares under the Act shall not be deemed an admission by the Selling Stockholders or the Company that the Selling Stockholders are underwriters for purposes of the Act with respect to any Shares offered under this Prospectus.

             SENSORMATIC SELECTED HISTORICAL FINANCIAL INFORMATION

                 The selected historical financial information presented below for and as of the end of each of the five years in the period ended June 30, 1994, with the exception of balance sheet data at June 30, 1992 and other data, is derived from the Consolidated Financial Statements of the Company, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants. The Consolidated Financial Statements as of June 30, 1994 and 1993, and for each of the two years in the period ended June 30, 1994, the month ended June 30, 1992 and the year ended May 31, 1992, and the report of Ernst & Young LLP thereon, are included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (File Number 1-10739), incorporated herein by reference. The selected historical financial information presented below as at September 30, 1994 and 1993 and for the three months ended September 30, 1994 and 1993, with the exception of the balance sheet data at September 30, 1993 and other data, is derived from the unaudited condensed consolidated financial statements of the Company, included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (File Number 1-10739), incorporated herein by reference, which in the opinion of the Company's management includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. This selected historical financial information should be read in conjunction with the consolidated financial statements, related notes, management's discussion and analysis of financial condition and results of operations and other financial information incorporated herein by reference. The results of operations for the three months ended September 30, 1994 are not necessarily indicative of results that can be expected for the full year.



                                                                                          Three Months Ended
                                Years Ended May 31,            Years Ended June 30,         September 30,
                        --------------------------------   --------------------------  -----------------------
                            1990    1991(1)(2)     1992      1993(1)(3)      1994(2)     1993(2)       1994
                        --------------------------------   --------------------------  -----------------------
                                        (in millions, except per share amounts or as indicated)
SUMMARY OF OPERATIONS
DATA:

Total revenues  . . . .    $ 191.3   $ 239.2     $ 309.9     $ 487.3       $  656.0      $ 143.3     $  190.9
Cost of revenues  . . .      86.8      106.6       134.7       203.5          271.0         59.0         79.1
Operating expenses  . .      81.7      103.3       131.6       212.8          280.2         62.0         83.4
                           ------    -------     -------     -------       --------      -------     --------
Operating income  . . .      22.8       29.3        43.6        71.0          104.8         22.3         28.4
Other income (expenses),
  net   . . . . . . . .       2.2        1.9        (2.6)        1.0           (8.8)        (2.5)        (1.6)
                           ------    -------     -------     -------       --------      -------     --------
Income from continuing
  operations before
  income taxes  . . . .      25.0       31.2        41.0        72.0           96.0         19.8         26.8

Provision for income
  taxes . . . . . . . .       5.0        6.5         9.5        17.9           23.9          5.0          6.7
                           ------    -------     -------     -------       --------      -------     --------
Income from continuing
  operations  . . . . .    $ 20.0    $  24.7     $  31.5     $  54.1       $   72.1      $  14.8     $   20.1
                           ======    =======     =======     =======       ========      =======     ========
Primary earnings per
  common share from
  continuing operations
  and net income  . . .    $ 0.48    $  0.60     $  0.73     $  0.97       $   1.16      $  0.25     $   0.29

Fully diluted earnings
  per common share from
  continuing operations
  and net income  . . .      0.48       0.60        0.73        0.93           1.13         0.24         0.29

Common Shares used in
  the computation of:

Primary earnings per
  common share from
  continuing operations      41.7      41.2        43.1        56.0           61.9         60.3         69.9

Fully diluted earnings
  per common share from
  continuing operations      42.0      41.4        50.5        63.6           68.3         67.6         70.0

Cash dividends per
  common share  . . . .    $ 0.123   $ 0.20      $ 0.20      $ 0.15 (4)    $  0.21       $ 0.05      $ 0.055

                                                                                          Three Months Ended
                                Years Ended May 31,            Years Ended June 30,         September 30,
                        ---------------------------------  ---------------------------  ----------------------
                            1990    1991(1)(2)     1992      1993(1)(3)      1994(2)     1993(2)       1994
                        ---------------------------------  ---------------------------  ----------------------
                                        (in millions, except per share amounts or as indicated)
OTHER DATA:

Capital expenditures,
  net(5)  . . . . . . .    $    8.6  $    14.5   $    15.0   $     26.7     $     51.8    $    18.2   $    13.3
Increase in revenue,
  equipment and
  inventories, net(5)      $   11.8  $    38.4   $    25.4   $     41.5     $     73.4    $     4.5   $     2.9
EAS systems installed
  (in thousands)  . . .        18.0       17.4        23.6         25.0           30.0          6.5         8.0
CCTV domes installed (in
  thousands)  . . . . .         6.3        4.0         8.0         10.0           17.0          3.6         6.1
Reusable tags sold or
  leased (in thousands)      40,000     65,000      75,000      101,000        147,000       30,000      48,000
Disposable labels sold
  (in thousands)  . . .     350,000    650,000     750,000    1,100,000      1,500,000      292,000     560,000


BALANCE SHEET DATA (AT
  END OF PERIOD):
Cash and marketable
  securities  . . . . .    $   26.9  $   102.4   $    62.7   $    117.9     $     54.5    $   102.3   $    55.8
Revenue equipment and
  other property, plant
  and equipment, net  .        49.7       65.4        83.5        121.1          165.5        139.4       175.1

Total assets  . . . . .       265.1      421.8       461.7        926.9        1,155.5      1,011.5     1,257.6

Senior debt(6)  . . . .        20.0       33.7        35.6        194.2          219.2        212.7       273.2
Convertible subordinated
  debentures(6) . . . .          --      115.0       115.0        114.2             --        114.2          --
Total stockholders'
equity  . . . . . . . .       199.8      222.2       255.7        489.8          727.7 (6)    522.1       781.7

_________________

(1) In fiscal 1993, the Company acquired the European EAS, CCTV and exception monitoring loss prevention systems division of Automated Security (Holdings) PLC ("ALPS") and the outstanding common stock of Security Tag Systems, Inc. and in fiscal 1991, it acquired the outstanding common stock of American Dynamics.

(2) In fiscal 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". In fiscal 1991, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions".

(3) Selected financial data for and as of the end of the one month ended June 30, 1992 is as follows: total revenues - $21.0; operating loss - $3.3; loss from continuing operations and net loss - $2.5; primary and fully diluted loss per common share for continuing operations and net loss - $0.06; total assets - $462.2; total debt - $150.3; and total stockholders' equity - $258.3.

(4) Fourth quarter dividend of $0.05 per share of Common Stock was declared in July 1993.

(5)  Excludes effects of acquisitions and foreign currency adjustments.


(6) In fiscal 1994, the outstanding $114.1 million of the $115 million principal amount of 7% convertible subordinated debentures, issued in fiscal 1991, were converted to approximately 7.3 million shares of Common Stock and in fiscal 1993, Sensormatic issued $135 million aggregate principal amount of Senior Notes.


See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sensormatic" contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 and Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, which are incorporated herein by reference.

Second Quarter Results


        The Company recently announced operating results for the three and six months ended December 31, 1994. Total revenues for the second quarter increased 36% to $217.8 million from $159.9 million for the comparable quarter last year. Operating income increased 23% to $35.2 million from $28.5 million, while net income rose 34% to $25.3 million from $18.8 million. Earnings per share, on 1.9 million more shares, increased to $0.36 from $0.29 a year ago.

        For the six-month period ended December 31, 1994, revenues increased 35% to $408.7 million from $303.2 million in the prior year period. Operating income increased 25% to $63.6 million from $50.8 million. Net income rose 35% to $45.4 million from $33.6 million in the prior year period, while earnings per share, on 2.0 million more shares, reached $0.65, up from $0.53 in the prior year period after adjusting for the three-for-two stock split.

        A brief comparison follows of the Company's results for the three months and six months ended December 31, 1994 with those of the comparable prior year periods:


                        Summary Financial Information




                                                Three Months Ended                   Six Months Ended
                                                    December 31,                       December 31,
                                            ---------------------------         --------------------------
                                                1994            1993                1994           1993
                                            ---------------------------         --------------------------
                                                        (in thousands, except per share amounts)
Revenues.............................       $  217,827       $  159,869         $  408,709      $  303,153
Operating income.....................       $   35,169       $   28,528         $   63,573      $   50,798
Net income...........................       $   25,290       $   18,822         $   45,381      $   33,628
Primary earnings per common share....       $     0.36       $     0.31         $     0.65      $     0.55
Fully diluted earnings per common
  share..............................       $     0.36       $     0.29         $     0.65      $     0.53

Number of shares included in the
  computation of earnings per
  common share:

Primary..............................           70,410           61,070             70,139          60,671
Fully diluted........................           70,598           68,665             70,312          68,333


                                 LEGAL OPINIONS

     The validity of the shares of Sensormatic Common Stock offered hereby will be passed upon for the Company by Christy & Viener, New York, New York. Jerome
M. LeWine, Esq., a partner in the firm of Christy & Viener participating in the work on this matter, is a director of the Company. Mr. LeWine holds options to purchase 168,500 shares of Sensormatic Common Stock.


                                    EXPERTS

     The consolidated financial statements and schedules of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1994, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The financial statements of Knogo for the year ended February 28, 1994 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K, as filed January 11, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The expenses payable by the Company in connection with the issuance and distribution of the Shares, are set forth below. All the amounts shown are estimates, except for the registration fee.

         Securities and Exchange
            Commission registration fee . . . . . . . . . .        $  5,286
         NYSE listing fee . . . . . . . . . . . . . . . . .           1,575
         Fees and expenses of accountants . . . . . . . . .           6,000
         Fees and expenses of counsel . . . . . . . . . . .          10,000
         Blue Sky fees and expenses . . . . . . . . . . . .             500
         Miscellaneous  . . . . . . . . . . . . . . . . . .           4,639
                                                                   --------

                                               Total  . . .        $ 28,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article TENTH of the Registrant's Restated Certificate of Incorporation and Article IX of the Registrant's By-Laws provide for indemnification of officers and directors of the Registrant, to the fullest extent permitted by applicable law, for expenses, liabilities and losses actually and reasonably incurred by them in connection with actual or threatened claims, actions, suits or proceedings by reason of the fact that such persons are or were officers or directors of the Registrant. Such indemnification right includes the right to receive payment in advance of expenses incurred by the persons seeking indemnification in connection with claims, actions, suits or proceedings, to the fullest extent consistent with applicable law. The By-Laws provide that the right to indemnification is a contract right and authorize the Registrant to obtain insurance to effect indemnification. Section 145 of the General Corporation Law of the State of Delaware grants each corporation organized thereunder, such as the Registrant, express powers to indemnify its directors and officers.

     The Registrant carries directors' and officers' liability insurance covering losses up to $30,000,000 (subject to certain deductible amounts).


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



    EXHIBIT
    NUMBER                   DESCRIPTION OF EXHIBIT
   --------                  ----------------------
** 2(a)   --  Stock Purchase Agreement dated as of December 22, 1994 between Sensormatic Electronics Corporation, Glen Industrial
              Communications, Inc. ("GIC") and the Stockholders of GIC.

   2(b)   --  Amended and Restated Agreement and Plan of Merger ("Merger Agreement") dated as of August 14, 1994, between
              Sensormatic Electronics Corporation, Knogo Corporation and Knogo North America Inc. (incorporated by reference to
              Exhibit 2(a) to Registration Statement on Form S-4, File No. 33-56619)

              (Copies of omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.)

   4(a)   --  Copy of Composite Restated Certificate of Incorporation of Sensormatic Electronics Corporation filed pursuant to Rule
              232.102(c) of Regulation S-T (incorporated by reference to Exhibit 4(d) to Registration Statement on Form S-3, File
              No. 33-61626).

   4(b)   --  Copy of By-Laws of Sensormatic Electronics Corporation (incorporated by reference to Exhibit 3(b) to Form 10-K for the fiscal year ended May 31, 1990 (File Number 1-10739)).

   4(c)   --  Note Agreement, dated as of January 15, 1993, among the Registrant and the Purchasers named therein, relating to the
              Registrant's 8.21% Senior Notes Due January 30, 2003 (incorporated by reference to Exhibit 4.4 to Registration
              Statement on Form S-4, File No. 33-62750).


   4(d)   --  The Registrant agrees to furnish copies of any instrument defining the rights of holders of long-term debt of the
              Registrant and its consolidated subsidiaries that does not exceed 10 percent of the total assets of the Registrant and its consolidated subsidiaries, which is not required to be filed as an exhibit, to the Commission upon request.

** 5      --  Opinion of Christy & Viener, including consent.

  23(a)   --  Consent of Christy & Viener (included in Exhibit 5)

* 23(b)   --  Consent of Ernst & Young LLP

* 23(c)   --  Consent of Deloitte & Touche LLP

  24      --  Powers of Attorney of Ronald G. Assaf, Thomas V. Buffett, James E. Lineberger, Michael E. Pardue, Lawrence J. Simmons,
              Jerome M. LeWine and Dr. Arthur G. Milnes (included on page II-3 of the Registration Statement as initially filed).


____________________
*  Filed herewith.

** Previously filed.



ITEM 17.  UNDERTAKINGS.

    (1)    The undersigned Registrant hereby undertakes:

           (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) To remove from registration by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

    (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, Florida on the 27th day of January, 1995.

                                        SENSORMATIC ELECTRONICS CORPORATION


                                        By: /s/ MICHAEL E. PARDUE
                                            -----------------------------------
                                            Michael E. Pardue
                                            Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                         TITLE                                           DATE
             ---------                                         -----                                           ----
                *                                Chairman of the Board of Directors,                     January 27, 1995
- ----------------------------------               President and Chief Executive Officer
(Ronald G. Assaf)                                (principal executive officer)

                *                                Vice Chairman of the Board of Directors                 January 27, 1995
- ----------------------------------
(Thomas V. Buffett)

/s/ MICHAEL E. PARDUE                            Executive Vice President, Chief                         January 27, 1995
- ----------------------------------               Operating Officer and Chief Financial
(Michael E. Pardue)                              Officer (principal financial officer) and
                                                 Director

                *                                Vice President of Finance and Chief                     January 27, 1995
- ----------------------------------               Accounting Officer (principal accounting
(Lawrence J. Simmons)                            officer)

                *                                Chairman of the Executive Committee                     January 27, 1995
- ----------------------------------               and Director
(James E. Lineberger)

                *                                Director                                                January 27, 1995
- ----------------------------------
(Dr. Arthur G. Milnes)

                *                                Director                                                January 27, 1995
- ----------------------------------
(Jerome M. LeWine)

                                                 Director
- ----------------------------------
(John T. Ray, Jr.)

*By: /s/ MICHAEL E. PARDUE
    ----------------------
    Michael E. Pardue
    Attorney-in-fact

                                 Exhibit Index


                     EXHIBIT
                     NUMBER                                   DESCRIPTION OF EXHIBIT                                 PAGE NUMBER
                     -------                                  ----------------------                                 -----------
                **2(a)          Stock Purchase Agreement dated as of December 22, 1994 between Sensormatic
                                Electronics Corporation, Glen Industrial Communications, Inc. ("GIC") and
                                the Stockholders of GIC.

                  2(b)          Amended and Restated Agreement and Plan of Merger ("Merger Agreement") dated as of August 14, 1994, between Sensormatic Electronics Corporation, Knogo
                                Corporation and Knogo North America Inc. (incorporated by reference to Exhibit
                                2(a) to Registration Statement on Form S-4, File No. 33-56619)

                                (Copies of omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.)

                  4(a)          Copy of Composite Restated Certificate of Incorporation of Sensormatic
                                Electronics Corporation filed pursuant to Rule 232.102(c) of Regulation S-T
                                (incorporated by reference to Exhibit 4(d) to Registration Statement on Form
                                S-3, File No. 33-61626).

                  4(b)          Copy of By-Laws of Sensormatic Electronics Corporation (incorporated by reference to Exhibit 3(b) to Form 10-K for the fiscal year ended May 31, 1990
                                (File Number 1-10739)).

                  4(c)          Note Agreement, dated as of January 15, 1993, among the Registrant and the
                                Purchasers named therein, relating to the Registrant's 8.21% Senior Notes Due
                                January 30, 2003 (incorporated by reference to Exhibit 4.4 to Registration
                                Statement on Form S-4, File No. 33-62750).

                  4(d)          The Registrant agrees to furnish copies of any instrument defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries that does not exceed 10 percent of the total assets of the Registrant and its consolidated subsidiaries, which is not required to be filed as an exhibit, to the Commission upon request.

                **5             Opinion of Christy & Viener, including consent.

                  23(a)         Consent of Christy & Viener (included in Exhibit 5)

                * 23(b)         Consent of Ernst & Young LLP

                * 23(c)         Consent of Deloitte & Touche LLP

                  24            Powers of Attorney of Ronald G. Assaf, Thomas V. Buffett, James E. Lineberger,
                                Michael E. Pardue, Lawrence J. Simmons, Jerome M. LeWine and Dr. Arthur G.
                                Milnes (included on page II-3 of the Registration Statement as initially filed).


_____________
*   Filed herewith.

**  Previously filed.